Exhibit 99.16

SolarBank Corporation to Present at the Gravitas 6th Annual Growth Conference

Toronto, Ontario, February 27, 2023 — SolarBank Corporation (the “Company”), an independent renewable and clean energy project developer, is pleased to announce that it will be presenting at the Gravitas 6th Annual Growth Conference taking place at the Fairmont Pacific Rim Hotel on Thursday, March 2nd, 2023, in Vancouver, British Columbia.

Dr. Richard Lu, Chief Executive Officer of the Company, is scheduled to present on Thursday, March 2nd, 2023, at 9:20 A.M. PST. Dr. Lu will also be fielding questions, hosting individual meetings, and participating on a panel discussion during the one-day in-person conference. “I am excited to be presenting at the Gravitas Growth Conference,” stated Dr Lu. “It will provide an excellent opportunity to introduce SolarBank Corporation and discuss its plans for 2023 and beyond.”

Gravitas’ 6th Annual Growth Conference will feature leaders at the forefront of their industries as well as investors from Canada, the United States, and abroad. For registration details or to submit a 1X1 meeting request, please visit: https://web.cvent.com/event/bccb576f-35ce-4382-99c2-2c4e7c0291c7/summary

Conference Details:

Event: Gravitas 6th Annual Growth Conference

Format: Presentations, Q&A, Panel Discussions, and 1X1 Meetings

Date: Thursday, March 2nd, 2023

Time: 8:30 AM PST – 4:20 PM PST

Venue: Held in-person at the Fairmont Pacific Rim Hotel

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@abundantsolarenergy.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s business plan and strategy. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward- looking statements. Such risks and uncertainties include, but are not limited to, failure to complete the Offering, the impact and progression of the COVID-19 pandemic and other factors set forth under “Forward-Looking Statements” and “Risk Factors” in the Prospectus. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States absent registration or available exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. ‘United States’ are as defined in Regulation S under the U.S. Securities Act.

NEITHER THE CANADIAN SECURITIES EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE CANADIAN SECURITIES EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.